

23002350

SECURITIES A~~~~ ~~~~ )N
Washington, D.C. 20549

## ANNUAL REPORTS
## FORM X-17A-5
## PART III

OMB APPROVAL

OMB Number: 3235-0123
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hours per response: 12

SEC FILE NUMBER

8-46299

### FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/22** AND ENDING **12/31/22**

MM/DD/YY                MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **LIGHTPATH CAPITAL, INC.**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer    ☐ Security-based swap dealer    ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

**1560 E Southlake Blvd., Suite 100**

(No. and Street)

**Southlake**                    **TX**                    **76092**

(City)                        (State)                    (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

**Louie Ucciferri**        **214-734-2957**        louie@lightpathcapital.com

(Name)                    (Area Code – Telephone Number)        (Email Address)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

**Dylan Floyd Accounting and Consulting**

(Name – if individual, state last, first, and middle name)

**20909 Judah Lane**    **Newhall**    **CA**    **91321**

(Address)                (City)            (State)    (Zip Code)

**03/01/2016**                        **6235**

(Date of Registration with PCAOB)(if applicable)        (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.

## OATH OR AFFIRMATION

I, Luigi Ucciferri_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of LightPath Capital, Inc._____, as of 12/31_____, 2 022___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
Financial and Operations Principal

Notary Public

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

# CONTENTS

The accompanying notes are an integral part of these financial statements.


## Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
Lightpath Capital Inc.

### Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Lightpath Capital Inc. as of December 31, 2022, the related statements of income, changes in shareholders' equity, and cash flows for the 2022 then ended, and the related notes and schedules. In my opinion, the financial statements present fairly, in all material respects, the financial position of Lightpath Capital Inc. as of December 31, 2022 and the results of its operations and its cash flows for the 2022 then ended in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

These financial statements are the responsibility of Lightpath Capital Inc. My responsibility is to express an opinion on Lightpath Capital Inc. financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Lightpath Capital Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

### Auditor's Report on Supplemental Information

The supplemental information consist of computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit Lightpath Capital Inc.' financial statements. The supplemental information is the responsibility of Lightpath Capital Inc.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

*DylanFloyd Accounting & Consulting*

Newhall, California
February 27, 2023

I have served as the Company's auditor since 2019.

**LIGHTPATH CAPITAL, INC.**
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

<u>ASSETS</u>

| | | |
|---|---|---|
| Cash | $ | 312,979 |
| Commission receivable | | 188,681 |
| Total assets | $ | 501,660 |

<u>LIABILITIES AND STOCKHOLDER'S EQUITY</u>

| | | |
|---|---|---|
| Liabilities: | | |
| Accounts payable and accrued expenses | $ | 153,404 |
| Total liabilities | | 153,404 |
| Stockholder's' equity: | | |
| Capital stock, no par value, 10,000 shares authorized, | | |
| 100 shares issued and outstanding | 34,000 | |
| Retained earnings | 314,256 | |
| Total stockholder's equity | | 348,256 |
| Total liabilities and stockholder's equity | $ | 501,660 |

The accompanying notes are an integral part of these financial statements.

# LIGHTPATH CAPITAL, INC.
## STATEMENT OF INCOME
## YEAR ENDED DECEMBER 31, 2022

| | | | |
|---|---|---:|---:|
| Revenues : | | | |
| Commissions | | | $ 11,239,156 |
| Other income | | | 8,280 |
| | | | |
| Total revenues | | | 11,247,436 |
| | | | |
| Operating expenses: | | | |
| Commission expense | $ | 9,043,442 | |
| Occupancy | | 1,120 | |
| Payroll expenses | | 1,056,912 | |
| Professional fees | | 142,334 | |
| Regulatory fees, other taxes, and licenses | | 66.338 | |
| Other expenses | | 117,664 | |
| | | | |
| Total expenses | | | 10,427,810 |
| | | | |
| Income before income taxes | | | 819,626 |
| | | | |
| Income taxes | | | 10,000 |
| | | | |
| Net income | | | $ 809,626 |

The accompanying notes are an integral part of these financial statements.

# LIGHTPATH CAPITAL, INC.
## STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
### YEAR ENDED DECEMBER 31, 2022

|  | Capital Stock | Additional Paid-in Capital | Retained Earnings | Total |
|---|---|---|---|---|
| Balance at beginning of year | $ 34,000 | - | 114.630 | 148.630 |
| Distributions | - | - | (610.000) | (610,000) |
| Net income for the year | - | - | 809,626 | 809,626 |
| Balance at end of year | $ 34,000 | - | 314,256 | 348,256 |

The accompanying notes are an integral part of these financial statements.

# LIGHTPATH CAPITAL, INC.
## STATEMENT OF CASH FLOWS
### YEAR ENDED DECEMBER 31, 2022

| | | |
|---|---:|---:|
| Cash flows from operating activities: | | |
| Net income | | $ 809,626 |
| Adjustments to reconcile net income to net cash provided by for operating activities: | | |
| Decrease in commission receivable | $ 230,186 | |
| Decrease in accounts payable and accrued expenses | (194,949) | |
| Total adjustments | | 35,237 |
| Net cash flows provided by operating activities | | 844,863 |
| Cash flows from investing activities | | - |
| Cash flows from financing activities | | |
| Distributions | (610,000) | |
| Net cash flows used for financing activities | | (610,000) |
| Net increase in cash | | 234,863 |
| Cash at beginning of year | | 78,116 |
| Cash at end of year | | $ 312,979 |

## SUPPLEMENTAL CASH INFORMATION

| | |
|---|---:|
| Cash payments for: | |
| Income taxes | $ 10,000 |
| Interest expense | $ - |

The accompanying notes are an integral part of these financial statements.

# LIGHTPATH CAPITAL, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022

## (1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Nature of Business

LightPath Capital, Inc. (the "Company") was organized in the State of California in June of 1993, under the name of Protective Brokerage Corporation. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC"). In January of 1997, the Company changed its name to Streamline Capital Corporation, and in April of 2014, the Company changed its name to LightPath Capital, Inc.

Under its membership agreement with FINRA, the Company conducts business as a securities broker-dealer that provides several classes of services, including merger and acquisition advisory services, the private placement of securities, and the introduction of institutional investors and investment managers. The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC. The Company does not receive, hold, or otherwise owe funds or securities for or to customers, does not carry accounts of or for customers, and does not carry PAB accounts. .

### Method of Accounting

The Company's financial statements have been prepared using the accrual basis of accounting and in conformity with accounting principles generally accepted in the United States of America.

### Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

### New and Recent Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update 2014-09, "Revenue from Contracts with Customers" (Topic 606), that supersedes current revenue recognition guidance, including most industry-specific guidance. ASU 2014-09, as amended, requires a company to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods and services. The guidance also requires additional disclosures regarding the nature, amount, timing, and uncertainty of revenue that is recognized. Under the new guidance, an entity is required to perform the following five steps: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfies a performance obligation. The adoption of ASU 2014-09, as amended, did not result in a material change in the timing of revenue recognition or a material impact on our financial position, results of operations, or cash flows from adopting this standard.

In February 2016, the FASB issued ASU 2016-02, "Leases" that requires for leases longer than one year, a lessee to recognize in the statement of financial condition a right-of-use asset, representing the right to use the underlying asset for the lease term, and a lease liability, representing the liability to make lease payments. The accounting update also requires that for finance leases, a lessee recognize interest expense on the lease liability, separately from the amortization of the right-of-use asset in the statements of earnings, while for operating leases, such amounts should be recognized as a combined expense. In

**LIGHTPATH CAPITAL, INC.**
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022

## (1)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

addition, this accounting update requires expanded disclosures about the nature and terms of lease agreements. The Company has reviewed the new standard and does not expect it to have a material impact to the statement of financial condition or its net capital.

### Revenue Recognition

The Company receives commissions and fees which are recognized as earned.

### Use of Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America.   Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses.  Actual results could vary from the estimates that were assumed in preparing the financial statements estimates.

### Income Taxes

The Company has elected to be treated as an S Corporation under Subchapter S of the Internal Revenue Code.  Subchapter S of the Code provides that in lieu of corporate income taxes, the stockholders are individually taxed on the Company's taxable income; therefore, no provision or liability for Federal income taxes is included in these financial statements.  The State of California has similar regulations, although there exists a provision for a minimum franchise tax which is the greater of 1.5% of net income or $800.

## (2)   PROVISION FOR INCOME TAXES

The provision for income taxes consists of the following:

|  | Federal | State | Total |
|---|---|---|---|
| Current | $ - | $ 10,000 | $ 10,000 |
| Deferred | - | - | - |
| Total | $ - | $ 10,000 | $ 10,000 |

### (3)    NET CAPITAL

The Company is subject to a $5,000 minimum capital requirement pursuant to SEC Rule 15c3-1, which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of December 31, 2022, the net capital was $312,100 which exceeded the required minimum capital by $301,873. The aggregate indebtedness to net capital ratio was 0.4915 to 1.

### (4)   COMMITMENTS & CONTINGENCIES

The Company's commitments and contingencies include the usual obligations of a registered broker-dealer in the normal course of business. The Company is occasionally involved in legal proceedings in the ordinary course of business, including arbitration claims. The Company's legal proceedings are generally initiated by its representatives' clients and involve the purchase or sale of investment securities. For the year ended December 31, 2022, the Company was a named party in two arbitrations, one of which was settled to avoid the cost of litigation. Management, after review and discussion with counsel, believes the Company has meritorious defenses in the remaining pending arbitration and intends to vigorously defend itself in these matters, but it is not feasible to predict the final outcome at the present time.

### (5)   COVID-19

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a global pandemic, which continues to spread throughout the United States and the World. While the disruption is currently expected to be temporary, there is uncertainty around the duration. The ultimate impact of the pandemic on the Company's future financial statements cannot be reasonably estimated at this time. No adjustments have been made to the amounts reported in this financial statement as a result of this matter.

### (6)    SUBSEQUENT EVENTS

Management has evaluated subsequent events and transactions occurring after year-end through the date that the financial statements were available for issuance which was February 24, 2023. No transactions or events were found that were material enough to require recognition in the financial statements.

# LIGHTPATH CAPITAL, INC.
## COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
### DECEMBER 31, 2022

| | | |
|---|---|---:|
| Total equity from statement of financial condition | $ | 348,256 |
| Less non-allowable assets | | 36,156 |
| Net capital | $ | 312,100 |

## COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

| | | |
|---|---|---:|
| Minimum net capital required (6-2/3 % of aggregate indebtedness) | $ | 10,227 |
| Minimum dollar net capital required | $ | 5,000 |
| Net capital requirement (greater of above two figures) | $ | 10,227 |
| Excess net capital | $ | 301,873 |

## COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

| | | |
|---|---|---:|
| Total aggregate indebtedness | $ | 153,404 |
| Ratio of aggregate indebtedness to net capital | | 0.4915 to 1 |
| Percentage of debt to debt-equity total computed in in accordance with Rule 15c3-1 (d) | | N/A |

## RECONCILIATION WITH COMPANY'S COMPUTATION INCLUDED IN PART II OF FORM X-17a-5

A reconciliation of the Company's computation of net capital as reported was not prepared as there are no material differences between the Company's computation of net capital included in its unaudited Form X-17a-5 Part II and the computation contained herein as of December 31, 2022.

# LIGHTPATH CAPITAL, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3

DECEMBER 31, 2022

Not Applicable - The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240 15c3-3.

**LIGHTPATH CAPITAL, INC.**
INFORMATION RELATING TO THE POSSESSION
OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2022

Not Applicable - The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240 15c3-3.




DylanFloyd Accounting & Consulting

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

### Exemption Report Review—No Exceptions to Exemption Provisions

**To the Board of Directors and Shareholders
Lightpath Capital Inc.**

I have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Lightpath Capital Inc. (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filling this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (a) merger and acquisition advisory services; (b) private placements (acting as placement agent only; structuring and pricing; EB-5 direct investment only); and (c) municipal advisor (introducing transaction only). In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other that money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2- 4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule15c3-3) throughout the most recent fiscal year without exception.

Lightpath Capital Inc.'s management is responsible for compliance with exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board(United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Lightpath Capital Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the Company's business activities contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC staff Frequently Asked Questions.

*DylanFloyd Accounting & Consulting*

Newhall, California
February 27, 2023

I have served as the Company's auditor since 2019.

# LIGHTPATH CAPITAL, INC.

Exemption Report

December 31, 2022

LightPath Capital, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.l7a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.l7a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240. l7a-5 because the Company limits its business activities exclusively, to: (a) merger and acquisition advisory services; (b) private placements (acting as placement agent only; structuring and pricing; EB-5 direct investment only); and (c) municipal advisor (introducing transaction only), and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

LightPath Capital, Inc.

I, Louie Ucciferri, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

---

Louie Ucciferri
Financial and Operations Principal



### INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S AGREED-UPON PROCEDURESREPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

**To the Board of Directors and Shareholders**
**Lightpath Capital Inc.**

I have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Lightpath Capital Inc. and the SIPC, solely to assist you and SIPC in evaluating Lightpath Capital Inc.' compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2022. Lightpath Capital Inc.' management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2022 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2022, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

I was not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Lightpath Capital Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2022. Accordingly, I do not express such an opinion or conclusion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of Lightpath Capital Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

*DylanFloyd Accounting & Consulting*
Newhall, California
February 27, 2023

I have served as the Company's auditor since 2019.

## SECURITIES INVESTOR PROTECTION CORPORATION
Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001
### General Assessment Reconciliation
12/31/22
For the fiscal year ended _____
(Read carefully the instructions in your Working Copy before completing this Form)

**SIPC-7**

(36-REV 12/18)

### TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

46299 FINRA DEC
LIGHTPATH CAPITAL, INC.
1560 E Southlake Blvd., Suite 100
Southlake, TX 76092

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Louie Ucciferri    214-734-2957

2. A. General Assessment (item 2e from page 2) ............ $ 16,871

B. Less payment made with SIPC-6 filed (**exclude interest**) ( 9,035 )
   7/27/22
   _____
        Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 7,836

E. Interest computed on late payment (see instruction E) for_____days at 20% per annum _____

F. Total assessment balance and interest due (or overpayment carried forward) $ 7,836

G. **PAYMENT:  √ the box**
   **Check mailed to P.O. Box** [✓] **Funds Wired** [ ] **ACH** [ ]
   **Total (must be same as F above)** $_____

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

LIGHTPATH CAPITAL, INC.
(Name of Corporation, Partnership or other organization)

*Louie Ucciferri*
(Authorized Signature)

Dated the 17th day of February , 20 23 .

Financial and Operations Principal
(Title)

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: _____ _____ _____
       Postmarked      Received         Reviewed

Calculations _____                Documentation _____                Forward Copy _____

Exceptions:

Disposition of exceptions:

1

# DETERMINATION OF "SIPC NET OPERATING REVENUES"
# AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2022
and ending 12/31/2022

**Eliminate cents**

**Item No.**
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)                                   $ 11,247,436

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.

        Total additions

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

    (Deductions in excess of $100,000 require documentation)

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.                     $

       (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).                     $

       Enter the greater of line (i) or (ii)

       Total deductions

2d. SIPC Net Operating Revenues                                   $ 11,247,436

2e. General Assessment @ .0015                                   $ 16,871

(to page 1, line 2.A.)

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